Exhibit 99.1

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426

          (614) 766-1459 FAX

January 11,2006

The Board of Directors

The Seneca Falls Savings Bank

19 Cuyuga Street, P.O. Box 111

Seneca Falls, New York 13148

Re:	Conversion Valuation Agreement

Attn:	Menzo Case, Executive Vice President

Keller & Company, Inc. (hereinafter referred to as KELLER) hereby proposes to prepare an independent conversion appraisal of The Seneca Falls Savings Bank (hereinafter referred to as “Seneca Falls Savings,” relating to the minority stock offering (the “Stock Offering”) of Seneca Falls Savings. KELLER will provide a pro forma valuation of the market value of the shares of Seneca Falls Savings to be sold in connection with the minority stock offering.

KELLER is a financial consulting firm that primarily serves the financial institutions industry. KELLER is experienced in evaluating and appraising thrift institutions and thrift institution holding companies. KELLER is an approved conversion appraiser for filings with the Office of Thrift Supervision (“OTS”) and the Federal Deposit Insurance Corporation (“FDIC”), and is also approved by the Internal Revenue Service as an expert in bank and thrift stock valuations. Keller has completed conversion appraisals related to standard conversions, mutual holding company stock offerings and conversions involving foundations.

KELLER agrees to prepare the conversion appraisal in the format required by the OTS in a timely manner for prompt filing with the OTS and the Securities and Exchange Commission. KELLER will provide any additional information as requested and will complete appraisal updates in accordance with regulatory requirements and based on market conditions.

The appraisal report will provide a detailed description of Seneca Falls Savings, including its financial condition, operating performance, asset quality, rate sensitivity position, liquidity level and management qualifications. The appraisal will include a description of Seneca Falls Savings’ market area, including both economic and demographic characteristics and trends. An analysis of other publicly-traded thrift institutions will be performed to determine a comparable group, and adjustments to the appraised value will be made based on a comparison of Seneca Falls Savings with the comparable group and recognizing the risk related to an initial public offering.

In making its appraisal, KELLER will rely upon the information in the Subscription and Community Offering Prospectus, including the audited and unaudited financial statements. Among other factors, KELLER will also consider the following: the present and projected operating results and financial condition of Seneca Falls Savings; the economic and demographic conditions in Seneca Falls Savings’ existing marketing area; pertinent historical financial and other information relating to Seneca Falls Savings; a comparative evaluation of the operating and financial statistics of Seneca Falls Savings with those of other thrift institutions; the proposed price per share; the aggregate size of the offering of common stock; the impact of the stock offering on Seneca Falls Savings’ capital position and earnings potential; Seneca Falls Savings’ proposed initial dividend, if any; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In preparing the appraisal, KELLER will rely solely upon, and assume the accuracy and completeness of, financial and statistical information provided by Seneca Falls Savings, and will not independently value the assets or liabilities of Seneca Falls Savings in order to prepare the appraisal.

Upon completion of the conversion appraisal, KELLER will make a presentation to the board of directors of Seneca Falls Savings to review the content of the appraisal, the format and the assumptions. A written presentation will be provided to each board member as a part of the overall presentation.

For its services in making this appraisal, KELLER’s fee will be $29,000, plus out-of-pocket expenses not to exceed $1,500. The appraisal fee will include the preparation of one valuation update. All additional valuation updates will be subject to an additional fee of $1,000 each. Upon the acceptance of this proposal, KELLER shall be paid a retainer of $3,000 to be applied to the total appraisal fee of $29,000, the balance of which will be payable at the time of the completion of the appraisal.

Seneca Falls Savings agrees, by the acceptance of this proposal, to indemnify KELLER and its employees and affiliates for certain costs and expenses, including reasonable legal fees, in connection with claims or litigation relating to the appraisal and arising out of any misstatement or untrue statement of a material fact in information supplied to KELLER by Seneca Falls Savings or by an intentional omission by Seneca Falls Savings to state a material fact in the information so provided, except where KELLER or its employees and affiliates have been negligent or at fault.

KELLER agrees to indemnify Seneca Falls Savings and its employees and affiliates for certain cost and expenses, including reasonable legal fees, in connection with claims or litigation relating to or based upon the negligence or willful misconduct of KELLER or its employees or affiliates.

This proposal will be considered accepted upon the execution of the two enclosed copies of this agreement and the return of one executed copy to KELLER, accompanied by the specified retainer.

KELLER & COMPANY, INC.

By:	/s/ Michael R. Keller
Michael R. Keller President

The Seneca Falls Savings Bank

By:	/s/ Menzo Case
Menzo Case Executive Vice President

Date:	1/12/06